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                            December 21, 2022

       Pui Lung Ho
       Chief Executive Officer
       WANG & LEE GROUP, Inc.
       5/F Wing Tai Factory Building
       3 Tai Yip Street, Kwun Tong,
       Kowloon, Hong Kong

                                                        Re: WANG & LEE GROUP,
Inc.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed December 2,
2022
                                                            File No. 333-265730

       Dear Pui Lung Ho:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2022 letter.

       Form F-1

       General

   1. We note your response to comment 2. Please ensure your disclosure is consistent with your underwriting
agreement. Also add similar revisions to the prospectus cover page for the resale offering.
   2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Please revise to include a separate risk factor addressing the
 Pui Lung Ho
WANG & LEE GROUP, Inc.
December 21, 2022
Page 2
      potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-
      run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                            Sincerely,
FirstName LastNamePui Lung Ho
                                                            Division of
Corporation Finance
Comapany NameWANG & LEE GROUP, Inc.
                                                            Office of Real
Estate & Construction
December 21, 2022 Page 2
cc:       Benjamin Tan, Esq.
FirstName LastName